Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine months ended September 30,
	2006	2005
Earnings:
Income before income tax expense	$23,931	$14,893
Fixed charges	19,025	8,921
Interest capitalized	(1,947)	—
Amortization of previously capitalized interest	10	—

Total	$41,019	$23,814

Fixed Charges:
Interest cost and debt expense	18,191	8,478
Interest allocable to rental expense (1)	834	443

Total	$19,025	$8,921

Ratio of Earnings to Fixed Charges	2.2	2.7

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.